Exhibit 99.(a)(1)

LOOKSMART’S BOARD UNANIMOUSLY REJECTS
PEEK INVESTMENT’S UNSOLICITED TENDER OFFER

Files 14D-9 with SEC Detailing Reasons for Board’s Recommendation

Urges Stockholders Not to Tender Their Shares

SAN FRANCISCO, CALIFORNIA – AUGUST 2, 2012 – LookSmart, Ltd. (NASDAQ: LOOK), an online advertising network solutions company, today announced that its Board of Directors thoroughly reviewed the unsolicited tender offer (the “Offer”) made by PEEK Investments LLC (“PEEK”), and, with the assistance of its financial and legal advisors, unanimously determined that the $1.00 per share cash offer is inadequate and is not in the best interests of LookSmart’s stockholders.  Accordingly, the Board recommends that stockholders not tender any of their shares to PEEK.  The Company filed today a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) detailing the reasons for its rejection.

“Our Board unanimously believes that PEEK’s unsolicited offer is financially inadequate, fails to capture the value of LookSmart’s market positioning and growth opportunities, and is not in the best interests of LookSmart stockholders,” said Dr. Jean-Yves Dexmier, Executive Chairman and Chief Executive Officer of LookSmart.  “The online advertising market is rapidly growing and there is significant demand for an independent online advertising platform able to integrate search and display.  LookSmart is well-positioned to capture this opportunity through the ongoing development of our next-generation product suite.  Leveraging the robust architecture and scalability of LookSmart’s existing platform, we believe the progressive release of our new products will deliver short term performance improvements as well as longer term growth.”

The specific reasons LookSmart’s Board recommends stockholders reject PEEK’s offer, which are detailed in its 14D-9 filing, include:

1.	The Offer is Inadequate and Fails to Capture the Value of LookSmart’s Market Positioning and Growth Opportunities.

The Board believes that the Offer is inadequate and undervalues LookSmart because it does not reflect the underlying value of LookSmart’s assets, operations and prospects, including its market positioning and growth opportunities.

Among its assets is LookSmart’s market positioning as a:

•	Scalable search advertising platform for ad networks;
•	Independent ad network able to integrate Search and Display and deliver an efficient marketplace for advertisers and publishers; and
•	Independent ad network able to deliver high quality traffic to advertisers and high value advertising opportunities to publishers.

As a result, the Board believes that LookSmart is well positioned to capture the market opportunity of integrated Search and Display and the global opportunities for an independent integrated online advertising platform.  The Board believes that LookSmart is capable of achieving growth and value based on LookSmart’s significant investment in novel platforms and the substantial growth opportunities inherent in LookSmart's new product line.

2.	The Offer Values LookSmart at Less than Cash and Below Historical Trading Levels and Was Opportunistically Timed.

The $1.00 per Share proposal is less than LookSmart’s cash value of $1.14 per Share as of June 30, 2012.  In addition to not giving full value to LookSmart’s cash, it does not reflect the value of the existing assets above LookSmart's cash value, especially its technology assets or any of the growth opportunities described above.

In addition, the proposal is below LookSmart’s 365-day moving average of $1.36 as of July 27, 2012 and is below LookSmart’s 52-week average of $1.21 as of July 29, 2012.

The Board believes that PEEK’s urgency in launching the Offer reflects its tactic to act upon the recent dislocation in LookSmart’s stock price.  The $1.00 per Share proposal is $0.54 below LookSmart’s 52-week high of $1.54.  Thus, when the closing stock price was $0.74 on June 29, 2012, the Board believes that PEEK acted to take advantage of LookSmart’s depressed stock price levels in its attempt to transfer the significant future value of LookSmart from its stockholders to PEEK and its constituents.

3.	LookSmart Has Received an Inadequacy Opinion from Its Financial Advisor.

The Board believes that a proposal that does not give full value to LookSmart’s cash, and no value to any other assets and opportunities, is clearly inadequate.  In addition, the Board has taken into account the fact that, on July 29, 2012, Victory Park Securities rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of shares (other than Purchaser and its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

4.	There is Significant Uncertainty and Risk Inherent in the Offer.

The Board has considered that one of the deemed Offerors, Michael Onghai, has, from time to time since March, raised with various members of LookSmart’s management his desire to join the LookSmart board but (a) did not attempt to follow the process for nomination outlined in LookSmart’s annual proxy material and (b) notwithstanding being told that the Board would consider a bona fide written proposal submitted to it, has not submitted any bona fide written proposal to the Board.  The Board has also considered that Mr. Onghai and his attorney have otherwise not responded to recent attempts to reach them.

In addition, the Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.  The Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Section 203 Condition, (3) the Board Control Condition, (4) conditions relating to the absence of litigation or other adverse actions, (5) conditions relating to events which might affect the extension of credit by lending institutions, (6) conditions relating to there being no change in compensation paid or payable by the Company to directors, officers or employees, (7) a condition requiring the absence of any change, development having occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects for the business of LookSmart which is outside the ordinary course of its business or may be materially adverse to LookSmart, (8) a condition that LookSmart has not issued any shares other than pursuant to exercise of existing stock options and has not issued any stock options, and other conditions related to LookSmart’s securities, (9) conditions relating to the absence of changes to the constituent documents of LookSmart or any of its subsidiaries, (10) conditions relating to the absence of a tender or exchange offer for the shares having been made or publicly announced or proposed to be made by any person other than PEEK, and (11) conditions relating to antitrust considerations in the United States.  The Board believes that the effect of these, and other numerous conditions, many of which are outside of LookSmart’s control and some of which would seek to prevent LookSmart from continuing to operate in the ordinary course of business (such as the conditions relating to granting of stock options and change in compensation), is that LookSmart’s stockholders cannot be assured that Purchaser will be required to consummate the Offer.  In addition, the Offer provides that the conditions to the Offer are for the sole benefit of PEEK and may be asserted by PEEK, in its sole discretion, regardless of the circumstances (including any action or omission by LookSmart) giving rise to such conditions.

Accordingly, based on the foregoing reasons, the Board unanimously recommended that the stockholders of LookSmart REJECT the Offer and NOT TENDER their shares pursuant to the Offer.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive.  In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation.  In addition, individual members of the Board may have assigned different weights to different factors.  After weighing all of these considerations, the Board unanimously recommended that holders of the shares reject the Offer and not tender their shares pursuant to the Offer.

The full text of LookSmart’s 14D-9 filing is available on the SEC’s website, www.sec.gov and on LookSmart’s Investor Relations website at http://investor.shareholder.com/looksmart/.  “Purchaser” refers to PEEK Investments LLC, the entity that is making the Offer.

Victory Park Securities is acting as financial advisor and Cooley LLP is acting as legal counsel to LookSmart.

Conference Call & Webcast Details
LookSmart will host a conference call today, August 2, at 5:00 p.m. ET to discuss its second quarter 2012 financial results.  Participating on the call will be Dr. Jean-Yves Dexmier, Executive Chairman and Chief Executive Officer and Bill O'Kelly, Senior Vice President Operations and Chief Financial Officer.  To listen to the call from the U.S., dial 1-877-407-3982; from outside the U.S., dial 1-201-493-6780.  A telephonic replay of the call will be available until Tuesday, August 16, 2012, 11:59 p.m. ET.  To access the replay from the U.S., dial 1-877-870-5176 and enter passcode 398321; from outside the U.S., dial 1-858-384-5517 and enter passcode 398321.  The call will also be available live by webcast on LookSmart's Investor Relations website at http://investor.shareholder.com/looksmart/.

About LookSmart, Ltd.
LookSmart is a pioneer in online advertising. Founded in 1997, LookSmart has been connecting advertisers and agencies to high quality sources of inventory for performance marketing, and helps online publishers monetize their inventory through our award winning Ad Center platform. Our highly scalable technology processes billions of search queries on a daily basis, enabling marketers to bid in real time across search and display inventory, and leverage intent data to get performance that meets aggressive campaign goals. LookSmart is based in San Francisco, CA, with offices in Los Angeles and New York City. For more information, visit www.looksmart.com or call 415-348-7500.

The LookSmart, Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8717.

FORWARD-LOOKING STATEMENTS
This Statement may contain statements that are forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) LookSmart’s ability to maintain its market and industry position (2) LookSmart’s ability to maintain the value of its assets, operations and prospects (3) LookSmart’s ability to deliver  high quality traffic to advertisers and high value advertising  opportunities to publishers (4) LookSmart’s ability to capture market opportunities, and achieve growth and value based on its investments and growth opportunities (5) business disruptions associated with the tender offer commenced by Purchaser and (6) other factors detailed in LookSmart’s filings with the SEC, including LookSmart’s most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand.  LookSmart undertakes no obligation, and does not intend, to update these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In response to the tender offer commenced by PEEK, LookSmart has filed a recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF LOOKSMART ARE URGED TO READ THE RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when they become available) and other documents filed with the SEC by LookSmart through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders also will be able to obtain free copies of these documents, and other documents filed with the SEC by LookSmart, from LookSmart by directing a request to LookSmart, Attn: Bill O’Kelly.

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Investor Contacts
Bill O'Kelly
Senior Vice President Operations and Chief Financial Officer, LookSmart, Ltd.
(415) 348-7208
bo'kelly@looksmart.net

John Mills
Senior Managing Director, ICR, Inc.
(310) 954-1100
john.mills@icrinc.com

Media Contact
Matt Benson
Managing Director, Sard Verbinnen & Co
(415) 618-8750
mbenson@sardverb.com